Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September 2002

SGL CARBON Aktiengesellschaft

(Name of registrant)

Rheingaustraße 182
65203 Wiesbaden
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

1. One English-language copy of a press release of the Company dated September 26, 2002.

EXHIBIT 1

PRESS RELEASE SGL CARBON GROUP

SGL Carbon Comments on Speculation in German Newspaper "Handelsblatt" – Right to Impose Further Fines Questionable

Wiesbaden, September 26, 2002. SGL Carbon has neither been notified about a fine nor received any information regarding a possible amount of a fine in relation to the speculation raised in the Handelsblatt of today. Any outcome of investigations of the EU Commission is unknown as in the meantime also confirmed by the spokesperson for the EU Commissioner for Competition, Mario Monti, according to a vwd press release of today. From SGL Carbon's point of view, the key question is whether the Commission is entitled to impose any further fines against SGL Carbon considering the already levied sanctions. This issue is already pending at the European Court following SGL Carbon's appeal from October 2001 against the decision in the graphite electrodes case. The company is confident that this principle will be confirmed by the European Court. As long as a fine is under appeal, payment is suspended against the submission of a guarantee which SGL Carbon has submitted in the case of the € 80.2 million fine. This guarantee is fully covered within the overall group financing arrangements of SGL Carbon.

The article of the German newspaper Handelsblatt regarding investigations in specialty graphites has to be seen in connection with the investigations of the graphite industry which have been conducted by the EU Commission since 1997. As previously reported, in July 2001 the fines in the graphite electrodes case have been set in an amount of € 80.2 million for SGL Carbon against which the company has appealed at the European Court because of the principle of double-jeopardy (principle of ne bis in idem) as well as being totally disproportionate.

In the United States all antitrust proceedings have been closed by a plea agreement confirmed by the respective court. Contrary to the United States where with the plea agreement of May 1999 all possible counts have been closed with the US Department of Justice, in Europe the EU Commission claims the right to potentially initiate separate investigations for the same principle case.

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
e-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important Notice:

This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

For further information, please contact:

Corporate Communications / Media Relations

Ralf Harenberg
Tel.: +49 (0) 6 11 / 60 29 104 // Fax: +49 (0) 6 11 / 60 29 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: September 27, 2002

By: [signature]

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: [signature]

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management